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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 1)(1)


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0004 PER SHARE
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                         (Title of Class of Securities)

                                    74144P502
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 13, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 pages)



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       1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P502             SCHEDULE 13D/A                 PAGE 2 OF 6 PAGES


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      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert E. Price

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                  (a) [_]
                                                                   (b) [X]
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      SEC USE ONLY
3
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      SOURCE OF FUNDS
4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
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                                   SOLE VOTING POWER
       NUMBER OF           7
                                   3,769  (See Item 5)
        SHARES             -----------------------------------------------------
                                   SHARED VOTING POWER
     BENEFICIALLY          8
                                   9,348,172  (See Item 5)
       OWNED BY            -----------------------------------------------------
                                   SOLE DISPOSITIVE POWER
    EACH REPORTING         9
                                   3,769 (See Item 5)
        PERSON             -----------------------------------------------------
                                   SHARED DISPOSITIVE POWER
         WITH              10
                                   9,348,172  (See Item 5)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,351,941  (See Item 5)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.7%  (See Item 5)
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      TYPE OF REPORTING PERSON*
14
      IN
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                     * See instructions before filling out!

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CUSIP NO. 74144P502             SCHEDULE 13D/A                 PAGE 3 OF 6 PAGES


              This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.0004 per share ("Price Legacy Common Stock"), of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and amends the Schedule 13D, filed by Robert E. Price with the Securities and Exchange Commission (the "SEC") on March 19, 2004 (the "Original 13D", and as amended hereby, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original 13D.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

       (a) Mr. Price presently may be deemed to beneficially own the equivalent of 9,351,941 shares of Price Legacy Stock, which represent approximately 25.7% of the outstanding Price Legacy Common Stock, as follows:(2)

                     (i) 3,769 shares as custodian of his minor children under UGMCA;

                     (ii) 1,327,759 shares as a co-trustee of the Robert and Allison Price Trust UTD 1/10/75 ("RAPT");(3)

                     (iii) 2,098,496 shares as a co-trustee of the Robert and Allison Price Charitable Trust ("RAPCT");(4)

                     (iv) 121,449 shares as a co-trustee of trusts for the benefit of his children (the "Children Trusts");

                     (v) 2,045,152 shares as a director of The Price Family Charitable Fund ("PFCF") and of which Mr. Price disclaims beneficial ownership;

                     (vi) 3,224,613 shares (including warrants to acquire 58,419 shares) as a manager of the Price Group and of which Mr. Price disclaims beneficial ownership;

                     (vii) 522,498 shares as a director of San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), and of which Mr. Price disclaims beneficial ownership; and

                     (viii) 8,205 shares as a co-trustee of the Sandra Morales
                            Trust.

       (b) The power to vote and dispose of these 9,351,941 shares is as follows:

                     (i) As custodian of his minor children, Mr. Price has sole power to vote and dispose of an aggregate of 3,769 shares.


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       2  All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 36,278,344 shares of Price Legacy Common Stock estimated to be issued and outstanding as of March 12, 2004, as reported in the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, which was filed by Price Legacy with the SEC on March 15, 2004, plus (ii) 58,419 shares of Price Legacy Common Stock issuable upon exercise of warrants held by the Price Group.

       3 Excludes shares pledged to RAPT as collateral to secure loans made by RAPT.

       4 Excludes shares pledged to RAPCT as collateral to secure loans made by RAPCT.

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CUSIP NO. 74144P502             SCHEDULE 13D/A                 PAGE 4 OF 6 PAGES


                     (ii) As a co-trustee of each of RAPT, RAPCT, and the Sandra Morales Trust, Mr. Price shares the power to vote and dispose of an aggregate of 3,434,460 shares with his wife, Allison Price, who is a co-trustee of each of RAPT, RAPCT, and the Sandra Morales Trust.

                     (iii) As a co-trustee of the Children Trusts, Mr. Price shares the power to vote and dispose of (x) 40,483 shares with Ms. A. Price, who is a co-trustee of the particular Children Trust which holds such shares,
                            (y) 40,483 shares with Ms. A. Price and his daughter Sarah Price, each of whom is a co-trustee of the particular Children Trust which holds such shares, and (z) 40,483 shares with Ms. A. Price and his daughter Rebecca Price, each of whom is a co-trustee of the particular Children Trust which holds such shares.

                     (iv) As a director of PFCF, Mr. Price may be deemed to share the power to vote and dispose of 2,045,152 shares with Sol Price, James F. Cahill, Jack McGrory, Ms. A. Price, Helen Price, William Gorham, Murray Galinson, and Joseph R. Satz, each of whom is an officer and/or director of PFCF (collectively, the "PFCF Directors and Officers").

                     (v) As a manager of the Price Group, Mr. Price may be deemed to share the power to vote and dispose of 3,224,613 shares (including warrants to acquire 58,419 shares) with Mr. S. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Kathy Hillan, and Mr. Satz, each of whom is a manager of the Price Group (collectively, the "Price Group Managers").

                     (vi) As a director of SDRC, Mr. Price may be deemed to share the power to vote and dispose of 522,498 shares with Mr. S. Price, Mr. Cahill, Mr. McGrory, Ms. A. Price, Mr. Gorham, Mr. Galinson, Ms. Hillan, and Mr. Satz, each of whom is an officer and/or director of SDRC (collectively, the "SDRC Directors and Officers").

              The principal occupation of Mr. S. Price is self-employed investor and manager of the Price Group. The principal occupation of each of Mr. Cahill, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of the Price Group. The principal occupation of Mr. McGrory is Chief Executive Officer of Price Legacy. Mr. McGrory is also a manager of the Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed. Ms. S. Price is a student, and Ms. R. Price is self-employed.

              The business address of each of the PFCF Directors and Officers, the Price Group Managers, the SDRC Directors and Officers, Ms. S. Price, and Ms. R. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

              During the last five years, none of the PFCF Directors and Officers or the Price Group Managers or the SDRC Directors and Officers or Ms. S. Price or Ms. R. Price has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

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CUSIP NO. 74144P502             SCHEDULE 13D/A                 PAGE 5 OF 6 PAGES


              Each of the PFCF Directors and Officers, the Price Group Managers, the SDRC Directors and Officers, Ms. S. Price, and Ms. R. Price is a citizen of the United States of America.

       (c) The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is incorporated herein in its entirety in response to this Item 5(c).

              On April 13, 2004, SDRC sold an aggregate of 1,000,000 shares of Price Legacy Common Stock, for $16.30 per share (representing an aggregate sales price of $16,300,000), in two related private transactions.

     (d)-(e)  Not applicable.

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CUSIP NO. 74144P502             SCHEDULE 13D/A                 PAGE 6 OF 6 PAGES


                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  April 16, 2004


                                           ROBERT E. PRICE


                                           /s/ Robert E. Price
                                           -------------------------------